EXHIBIT 21.1

Castle Brands Inc. Subsidiaries

Name	State/Country of Incorporation

Castle Brands (USA) Corp.	Delaware, USA

Gosling-Castle Partners Inc.	Delaware, USA

DP Castle Partners, LLC	Delaware, USA

Castle Brands Spirits Group Limited	Ireland

Castle Brands Spirits Company Limited	Ireland

Castle Brands Spirits Marketing and Sales Company Limited	Ireland

Castle Brands Spirits Company (GB) Limited	United Kingdom